Securities and Exchange Commission

Washington, DC 20549

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 6
to
Schedule 13E-3

United Tennessee Bankshares, Inc.
(Name of the Issuer)

United Tennessee Bankshares, Inc.

United Tennessee Merger Corp.

Richard G. Harwood

J. William Myers

Tommy C. Bible

William B. Henry

Ben W. Hooper, III

Robert L. Overholt

Robert D. Self

(Name of Person(s) Filing Statement)

Common Stock, no Par Value

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Richard G. Harwood
President
United Tennessee Bankshares, Inc.
344 W. Broadway
Newport, Tennessee 37821-0249
(423) 623-6088

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Linda M. Crouch-McCreadie, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
207 Mockingbird Lane, Suite 300
Johnson City, Tennessee 37604
(423) 921-0181

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

INTRODUCTION

    This Amendment No. 6 to Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by United Tennessee Bankshares, Inc., a Tennessee corporation ("United Tennessee" or the "Company"), United Tennessee Merger Corp., a Tennessee corporation and the Company's wholly-owned subsidiary (the "Merger Corp."), Richard G. Harwood, J. William Myers, Tommy C. Bible, William B. Henry, Ben W. Hooper, III, Robert L. Overholt and Robert D. Self (collectively, the "Individuals"), who are the directors and executive officers of both the Company and Merger Corp., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of June 17, 2005 (the "Merger Agreement"), by and between the Company and the Merger Corp. A copy of the Merger Agreement is attached as Annex A to the amended definitive proxy statement filed by the Company (the "Proxy Statement"). The Company has filed with the Securities and Exchange Commission the definitive Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Annual Meeting of Shareholders of the Company at which the shareholders would have considered and voted upon a proposal to approve and adopt the Merger Agreement. This meeting was scheduled for November 10, 2005.

    On November 8, 2005, shortly before the scheduled annual meeting, the Company received verbal notification from its independent registered accounting firm, Pugh & Company P.C., that the financial statements contained in its annual reports on Form 10-KSB for the year ended December 31, 2003 and 2004 and the quarterly reports on Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 must be restated to correct the recording of expense associated with the repurchase of its common stock from employees and directors for the affected periods.  The annual meeting was called to order on November 10, 2005 but was immediately adjourned without any action being taken so that the Company could prepare the restated financial statements. The Company has now restated those financials and on December 6, 2005, filed the required amendments with the Securities and Exchange Commission.

    All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

    The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

    All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.   SUMMARY TERM SHEET

The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a).     The name of the subject company is United Tennessee Bankshares, Inc. The address of the principal executive offices of the Company is 170 W.  Broadway, Newport, Tennessee 37821-0249.  The Company is a registered bank  holding company.

(b).    The information set forth in the Proxy Statement under "NOTICE OF ANNUAL MEETING OF SHAREHOLDERS" and "Information About the Annual Meeting -  Who Can Vote?" is incorporated herein by reference.

(c).-(d).  The information set forth in the Proxy Statement under "Per Share Market Price" is incorporated herein by reference.

(e).     Not applicable.

(f).    The information set forth in the Proxy Statement under "Per Share Market
Price" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a).-(b).  The information set forth in the Proxy Statement under "Directors and Executive Officers of United Tennessee and Merger Corp." and "Determination of Fairness by Merger Corp. and the Directors and Officers of United Tennessee and Merger Corp." is incorporated herein by reference.

(c).  The information set forth in the Proxy Statement under "Proposal 2 -- Election of Directors" and "Directors and Executive Officers of United Tennessee and Merger Corp." is incorporated herein by reference.

(d).  Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

(a).  The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger"; "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Opinion of Financial Advisor"; "Material U.S. Federal Income Tax Consequences of the Going Private Merger"; and "The Merger Agreement" is incorporated herein by reference.

(b).  Not applicable.

(c).  The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(d).  The information set forth in the Proxy Statement under "Dissenters Rights" is incorporated herein by reference.

(e).  No provision is being made in connection with the Going Private Merger to grant unaffiliated shareholders access to the filing persons' files or to obtain counsel or appraisal services at the expense of the filing persons.

(f).  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a).  Not applicable.

(b)-(c).   The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal" and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

(e). The information set forth in the Proxy Statement under "Stock Ownership of  United Tennessee" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a).  The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(b).  The information set forth in the Proxy Statement under "Effects of the Going Private Merger"; "Conduct of United Tennessee's Business after the Going Private Merger"; and "The Merger Agreement" is incorporated herein by reference.

(c).  The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(d).  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a).  The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "The Merger Agreement" is incorporated herein by reference.

(b).-(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

(d).      The information set forth in the Proxy Statement under "Effects of the Going Private Merger" and "Material U.S. Federal Income Tax Consequences of the Going Private Merger" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)-(e).  The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; "Determination of Fairness by Merger Corp. and the Directors and Officers of United Tennessee and Merger Corp."; "Per Share Market Price"; and "Opinion of Financial Advisor" is incorporated herein by reference.

(f).    Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS
(a)-(b).  The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Opinion of  Financial Advisor" is incorporated herein by reference.

(c).     The Opinion of Financial Advisor, attached as Annex B to the Proxy Statement is incorporated herein by reference. The report of Howe Barnes Investments, Inc. dated December 7, 2005 is filed herewith as an exhibit.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b).  The information set forth in the Proxy Statement under "Source and Amount of Funds for the Going Private Merger" is incorporated herein by reference. No alternative financing arrangements or plans have been made to finance the Going Private Merger.

(c).  The information set forth in the Proxy Statement under "Fees and Expenses of the Going Private Merger" is incorporated herein by reference.

(d).  Not applicable.

ITEM 11.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a). The information set forth in the Proxy Statement under "Per Share Market Price"; "Interests of Officers and Directors in the Going Private Merger"; and "Stock Ownership of United Tennessee" is incorporated herein by reference.

(b). Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)-(e). The information set forth in the Proxy Statement under "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a).  The financial statements, and the notes thereto, of United Tennessee set forth in United Tennessee's annual report on Form 10-KSB, as amended, for the year ended December 31, 2004, filed with the SEC on December 6, 2005, and the financial statements, and the notes thereto, of United Tennessee set forth in United Tennessee's quarterly report on Form 10-QSB for the quarter ended September 30, 2005, filed with the SEC on November 21, 2005, are incorporated herein by reference.

(b).  The information set forth in the Proxy Statement under "Summary Unaudited Pro Forma Consolidated Financial Information"; "Selected Per Share Financial Information"; "Effects of the Going Private Merger"; and "Index to Financial Statements" is incorporated herein by reference.

(c).   The information in the Proxy Statement under "Summary Financial Information" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b).  The information set forth in the Proxy Statement under "Cost of Solicitation" is incorporated herein by reference.

ITEM 15.ADDITIONAL INFORMATION.

(b).  The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.EXHIBITS.

(a)(1).   Amended Definitive Proxy Statement on Schedule 14A, of the Company, as filed with the Commission on December 16, 2005.*

(a)(2).  Current Report on Form 8-K containing press release issued April 14, 2005, incorporated herein by reference.

(c)(1).  Form of opinion of Howe Barnes Investments, Inc. (included as Annex B to the Company's Proxy Statement filed as part of the
Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(c)(2). Report of Howe Barnes Investments, Inc. to United Tennessee Bankshares, Inc., dated December 7, 2005.

(c)(3).  Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated January 15, 2005 (previously filed).

(c)(4).  Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated April 12, 2005 (previously filed).

(c)(5).  Triangle Capital Partners presentation to United Tennessee Bankshares, Inc. dated November 4, 2004 (previously filed).

(d)(1).  Agreement and Plan of Merger dated as of June 17, 2005 by and between the Company and United Tennessee Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(e)(1).  Form of Tax Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (previously filed).

(f)(1). Sections 48-21-101 through 48-23-302 of Tennessee Business Corporation  Act (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

*Incorporated by reference to the Company's Definitive Proxy Statement, on Schedule 14A, as filed with the Commission on October 7, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            UNITED TENNESSEE BANKSHARES, INC.

                                                                            /s/ Richard G. Harwood
                                                                            President and Chief Executive Officer
                                                                            Dated: December 16, 2005
                                                                            Printed Name: Richard G. Harwood

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                        UNITED TENNESSEE MERGER CORP.
                                                                        /s/ Richard G. Harwood
                                                                        President and Chief Executive Officer
                                                                        Dated: December16, 2005
                                                                                                                  Printed Name: Richard G. Harwood

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Richard G. Harwood
                                                                            Dated: December 16, 2005
                                                                            Printed Name: Richard G. Harwood

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                           /s/ J. William Myers
                                                                            Dated: December 16, 2005
                                                                            Printed Name: J. William Myers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Tommy C. Bible
                                                                            Dated: December 16, 2005
                                                                            Printed Name: Tommy C. Bible

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ William B. Henry
                                                                            Dated: December 16, 2005
                                                                            Printed Name: William B. Henry

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Ben W. Hooper, III
                                                                            Dated: December 16, 2005
                                                                            Printed Name: Ben W. Hooper, III

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Robert L. Overholt
                                                                            Dated: December 16, 2005
                                                                            Printed Name: Robert L. Overholt

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Robert D. Self
                                                                            Dated: December 16, 2005
                                                                            Printed Name: Robert D. Self

Exhibit (c)(2)

William J. Wagner Managing Director	John F. Schramm Managing Director
Highly Confidential
Presentation to:
United Tennessee Bankshares, Inc.
Newport, Tennessee
HOWE BARNES INVESTMENTS, INC.
4000 WestChase Boulevard, Suite 110
Raleigh, NC 27607
Phone:  919-424-0100
Fax: 919-424-0110
www.howebarnes.com
December 7, 2005

1 2	Valuation Analysis Pro Forma Analysis

AGENDA

1. Valuation Analysis

Methodologies
➢
To establish a range of fair value for the common stock of United Tennessee Bankshares, Inc.
(“UTBI”), Howe Barnes Investments, Inc. (“HBI”) utilized three valuation methodologies:
▪
Comparison to market multiples of selected peer groups (“Comparable Company Analysis”)
▪
Dividend discount analysis
▪
Premium to market analysis
➢
In addition, HBI reviewed the historic trading activity of UTBI’s common stock
➢
HBI reconciled the results of these analyses to establish a range of fair values for UTBI

S&P 500
Thrift Index
Bank Index
160
140
120
100
80
Dec-02
Mar-03
Jun-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Oct-05

HOWE BARNES INVESTMENTS INC
Excellence applied

Financial Institution Indexed Market Performance
As of the market close on 11/30/2005
Source: SNL Financial, LC
46%
38%
38%

Thrifts < 250MM Index
Banks < 250MM Index
UTBI
200
175
150
125
100
75
Dec-02
Mar-03
Jun-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Oct-05

HOWE BARNES

Small Company Indexed Market Performance
As of the market close on 11/30/2005
Source: SNL Financial, LC
27%
65%
91%

Volume
Price
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$23.00
$21.00
$19.00
$17.00
$15.00
$13.00
$11.00
$9.00
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Nov-04
Mar-05
May-05
Aug-05
Nov-05

HOWE BARNES

UTBI 3-Year Price / Volume Analysis
As of the market close on 11/30/2005
Source: SNL Financial, LC

Date	Closing Price	Volume	Date	Closing Price	Volume	Date	Closing Price	Volume
4/13/2005	$18.26	700	12/8/2004	$20.28	100	8/2/2004	$16.80	200
4/6/2005	$18.00	600	12/3/2004	$20.50	100	7/23/2004	$17.50	3,780
4/5/2005	$19.00	200	11/24/2004	$20.71	100	7/22/2004	$18.07	700
4/1/2005	$18.56	968	11/23/2004	$20.52	2,300	7/20/2004	$19.68	800
3/31/2005	$18.65	3,400	11/18/2004	$18.25	500	7/13/2004	$20.00	100
3/29/2005	$18.65	3,702	11/9/2004	$19.11	200	7/7/2004	$18.72	300
3/28/2005	$18.65	200	10/28/2004	$20.25	100	6/30/2004	$18.42	1,100
3/23/2005	$19.31	500	10/14/2004	$20.00	525	6/28/2004	$17.75	200
3/21/2005	$20.05	2,500	10/5/2004	$19.90	100	6/25/2004	$19.00	2,086
3/18/2005	$18.80	100	10/4/2004	$20.00	100	6/18/2004	$18.93	700
3/11/2005	$18.81	133	10/1/2004	$19.00	450	6/17/2004	$17.72	3,300
3/9/2005	$19.61	600	9/30/2004	$19.52	400	6/15/2004	$17.50	1,700
2/22/2005	$19.25	100	9/28/2004	$18.20	400	6/14/2004	$16.50	2,000
2/17/2005	$19.15	200	9/24/2004	$19.25	900	6/9/2004	$17.50	100
2/14/2005	$19.65	100	9/23/2004	$18.73	200	6/8/2004	$17.50	700
2/9/2005	$19.45	400	9/14/2004	$18.25	525	6/7/2004	$17.46	1,178
2/8/2005	$19.65	100	9/8/2004	$18.65	120	5/17/2004	$17.00	200
2/1/2005	$19.30	200	9/7/2004	$17.85	400	5/12/2004	$16.73	200
1/19/2005	$19.92	700	9/3/2004	$17.90	100	5/11/2004	$17.00	1,639
1/11/2005	$19.68	225	9/2/2004	$17.60	104	5/10/2004	$17.50	100
1/7/2005	$19.68	901	8/27/2004	$17.30	600	5/7/2004	$18.22	1,000
12/29/2004	$20.50	2,305	8/20/2004	$17.25	200	4/26/2004	$18.01	550
12/28/2004	$19.75	100	8/13/2004	$17.25	500	4/20/2004	$18.48	200
12/23/2004	$18.59	1,075	8/9/2004	$16.59	100	4/19/2004	$18.73	482
12/14/2004	$20.49	1,000	8/6/2004	$17.25	200	4/16/2004	$18.60	1,600
12/13/2004	$19.42	1,200	8/3/2004	$17.15	1,000	4/15/2004	$18.75	100

		Price			
Period[1]	Shares Traded	Low	Weighted Average	High	Earliest Trade
Last 5 trades	5,868	$18.00	$18.53	$19.00	3/31/2005
Last 10 trades	12,870	$18.00	$18.90	$20.05	3/18/2005
Last 20 trades	15,628	$18.00	$19.01	$20.05	1/11/2005
Last twelve months	57,548	$16.50	$18.59	$20.71	4/15/2004

UTBI Stock Trading – Twelve Months Prior to Announcement of Going Private Transaction
(1) Prior to announcement of going private transaction on 4/14/2005
Source: SNL Financial, LC

Price Range		Last 12 Months Shares	Last 12 Months % Total Shares	Last 6 Months Shares	Last 6 Months % Total Shares	Last 90 Days Shares	Last 90 Days % Total Shares
$20.50	$20.99	4,805	8%	4,805	18%	0	0%
$20.00	$20.49	4,425	8%	4,225	16%	2,500	16%
$19.50	$19.99	4,026	7%	2,726	10%	1,500	10%
$19.00	$19.49	6,436	11%	3,000	11%	1,600	10%
$18.50	$18.99	13,080	23%	9,578	37%	8,503	55%
$18.00	$18.49	6,275	11%	1,800	7%	1,300	8%
$17.50	$17.99	10,484	18%	0	0%	0	0%
$17.00	$17.49	5,517	10%	0	0%	0	0%
$16.50	$16.99	2,500	4%	0	0%	0	0%
Total		57,548	100%	26,134	100%	15,403	100%
Weighted Average		$ 18.59		$ 19.39		$ 19.00	
Days Traded		78		34		19	
Days Not Traded		174		92		43	
Avg. Daily Volume		738		769		811	

LTM
6 Months
90 Days
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$16.50-$16.99
$17.00-$17.49
$17.50-$17.99
$18.00-$18.49
$18.50-$18.99
$19.00-$19.49
$19.50-$19.99
$20.00-$20.49
$20.50-$20.99

Analysis of Trading History Prior to Announcement of Going Private Transaction
Source: SNL Financial, LC

Selection of Peer Groups
➢
To help establish  the range of fair value for the common stock of  UTBI, HBI reviewed the trading prices of the following peer groups:
▪
All publicly traded thrifts nationwide as identified by SNL Financial, LC
▪
All publicly traded Southeast thrifts
▪
All publicly traded thrifts nationwide with assets between $100 million and $200 million
▪
All publicly traded thrifts nationwide with market capitalizations between $15 million and $35 million
▪
All publicly traded thrifts nationwide with returns on average assets between 1.25% and 1.75%
▪
All publicly traded thrifts nationwide with returns on average equity between 8.0% and 11.0%
▪
All publicly traded thrifts nationwide with ratios of tangible equity / tangible assets between 12% and 20%
➢
The following pricing ratios for each peer group were reviewed:
▪
Price / book value
▪
Price / tangible book value
▪
Price / earnings – reported last twelve months
▪
Price / earnings – core last twelve months
*Core earnings are net income minus after tax net non-operating income (assuming a 35% marginal tax rate)

All U.S. Thrifts*	UTBI
Company Financials	281 Thrifts	
Total Assets ($mil)	$360	$119
Tangible Equity/Tangible Assets %	9.0%	14.8%
NPAs/Assets %	0.29%	0.42%
ROA %	0.71%	1.57%
ROE %	6.5%	10.6%
Efficiency Ratio %	67%	56%
Pricing Ratios		
Price/Book Value %	132%	
Price/Tangible BV %	148%	
Price/LTM Earnings x	16.9x	
Price/LTM Core Earnings x	17.6x	
Price/2005E Earnings x	14.6x	
Dividend Yield %	2.3%	
Market Value ($mil)	$56	

* Median ratios for publicly traded thrifts
Source: SNL Financial, LC as of 11/30/2005

HOWE BARNES INVESTMENTS INC. Excellence applied

Comparison to Thrift Industry Median Ratios
➢
UTBI has more capital and is more profitable than
the median for all publicly traded U.S. thrifts (“U.S.
Thrifts”)
➢
On 11/30/2005, U.S. Thrifts were trading for a
median of 132% of book value, 148% of tangible
book value, and approximately 17 times last twelve
month’s earnings

Southeast Thrifts*	UTBI
Company Financials	30 Thrifts	
Total Assets ($mil)	$212	$119
Tangible Equity/Tangible Assets %	10.2%	14.8%
NPAs/Assets %	0.42%	0.42%
ROA %	0.70%	1.57%
ROE %	5.7%	10.6%
Efficiency Ratio %	68%	56%
Pricing Ratios		
Price/Book Value %	135%	
Price/Tangible BV %	140%	
Price/LTM Earnings x	18.4x	
Price/LTM Core Earnings x	19.8x	
Price/2005E Earnings x	14.4x	
Dividend Yield %	2.3%	
Market Value ($mil)	$26	

* Median ratios for publicly traded thrifts

Source: SNL Financial, LC as of 11/30/2005

HOWE BARNES INVESTMENTS INC.

Comparison to Southeast Thrifts
➢
UTBI is smaller, has higher capital, and is more
profitable than the median ratios for Southeastern
thrifts
➢
Southeastern thrifts tend to trade at price to book
value ratios similar to U.S. Thrifts and at higher price
to earnings ratios than U.S. Thrifts

Thrifts*		
	Assets 100MM - 200MM	Market Cap 15MM - 35MM	UTBI
Company Financials	58 Thrifts	68 Thrifts	
Total Assets ($mil)	$138	$177	$119
Tangible Equity/Tangible Assets %	11.1%	10.7%	14.8%
NPAs/Assets %	0.52%	0.58%	0.42%
ROA %	0.65%	0.64%	1.57%
ROE %	5.4%	5.5%	10.6%
Efficiency Ratio %	72%	72%	56%
Pricing Ratios			
Price/Book Value %	126%	116%	
Price/Tangible BV %	115%	118%	
Price/LTM Earnings x	19.8x	19.8x	
Price/LTM Core Earnings x	20.5x	20.1x	
Price/2005E Earnings x	NA	NA	
Dividend Yield %	2.1%	2.5%	
Market Value ($mil)	$20	$24	

* Median ratios for publicly traded thrifts

Source: SNL Financial, LC as of 11/30/2005

HOWE BARNES INVESTMENTS INC. Excellence applied

Comparison to Nationwide Peer Groups based on Size
➢
Smaller thrifts tend to have higher levels of capital
and lower profitability than the typical publicly traded
thrift
➢
UTBI has a higher level of capital and is more
profitable than these peer groups
➢
Smaller thrifts typically trade at a discount to U.S.
Thrifts in terms of price to book value ratios
➢
Smaller thrifts typically trade at higher price to
earnings ratios than U.S. Thrifts

Thrifts* ROA 1.25% - 1.75%	Thrifts* ROE 8.0% - 11.0%	UTBI
Company Financials	22 Thrifts	50 Thrifts	
Total Assets ($mil)	$263	$616	$119
Tangible Equity/Tangible Assets %	9.9%	7.7%	14.8%
NPAs/Assets %	0.31%	0.25%	0.42%
ROA %	1.44%	0.83%	1.57%
ROE %	14.6%	9.6%	10.6%
Efficiency Ratio %	48%	64%	56%
Pricing Ratios			
Price/Book Value %	138%	134%	
Price/Tangible BV %	149%	157%	
Price/LTM Earnings x	12.0x	15.3x	
Price/LTM Core Earnings x	12.6x	15.2x	
Price/2005E Earnings x	12.4x	14.2x	
Dividend Yield %	2.0%	2.7%	
Market Value ($mil)	$44	$68	

* Median ratios for publicly traded thrifts
Source: SNL Financial, LC as of 11/30/2005

HOWE BARNES INVESTMENTS INC. Excellence applied

Comparison to Nationwide Peer Groups based on Profitability
➢
UTBI is smaller than these peer groups of thrifts with
above average profitability
➢
UTBI has a much higher level of capital than the
medians for these peer groups
➢
Thrifts with above average profitability tend to trade at
higher price to book value ratios but lower price to
earnings multiples than U.S. Thrifts

Thrifts* T. Equity 12.0% - 20.0%	UTBI
Company Financials	55 Thrifts	
Total Assets ($mil)	$201	$119
Tangible Equity/Tangible Assets %	14.7%	14.8%
NPAs/Assets %	0.27%	0.42%
ROA %	0.71%	1.57%
ROE %	4.8%	10.6%
Efficiency Ratio %	68%	56%
Pricing Ratios		
Price/Book Value %	125%	
Price/Tangible BV %	134%	
Price/LTM Earnings x	22.2x	
Price/LTM Core Earnings x	24.6x	
Price/2005E Earnings x	24.1x	
Dividend Yield %	2.4%	
Market Value ($mil)	$39	

* Median ratios for publicly traded thrifts

Source: SNL Financial, LC as of 11/30/2005

HOWE BARNES INVESTMENTS INC. Excellence applied

Comparison to Nationwide Peer Groups based on Capital Level
➢
Highly capitalized thrifts tend to be smaller in size
than the average thrift
➢
UTBI is much more profitable than the peer group of
overcapitalized thrifts
➢
Thrifts with high levels of capital trade at lower price
to book value ratios, but they trade at above average
price to earnings multiples

Observations on Nationwide Peer Groups
➢
The data clearly indicates that smaller thrifts tend to trade at lower price to book value ratios
➢
Thrifts with above average profitability tend to trade at higher multiples of book value, but they trade at lower multiples of earnings
➢
Thrifts with above average profitability are typically much larger than UTBI
➢
The data also indicates that highly capitalized thrifts trade at lower price to book value ratios
➢
We believe that the stocks of small, over-capitalized thrifts generally trade on the basis of book value rather than earnings
➢
Small thrifts are generally perceived to have a high level of earnings volatility which can partially be attributed to interest rate risk

Guideline Company Selection
➢
We reviewed all thrifts identified as public companies by SNL Financial, LC and selected a group of thrift institutions that met the following criteria (the “Guideline Companies”):
▪
Total assets between $50 million and $500 million
▪
Return on average equity for the last twelve months between 7.0% and 13.0%
▪
Tangible equity to tangible assets ratio greater than 8.0%
▪
Non-performing assets / total assets ratio less than 1.50%
➢
We excluded companies that:
▪
Were mutual holding companies
▪
Did not have available pricing ratios
▪
Were targets of merger transactions
▪
Were pursuing a going private transaction
▪
Were traded on the pink sheets
▪
Were in the high-growth states of Florida, Texas or California
➢
The criteria resulted in the selection of 9 Guideline Companies

United Tennessee Bankshares	Guideline Companies*
Balance Sheet Ratios		
Total Assets ($MM)	$119	$258
Net Loans / Assets	69.0%	72.4%
Deposits / Assets	82.2%	73.1%
Borrowings / Assets	0.8%	18.9%
GAAP Tangible Equity / Assets	14.8%	9.1%
Profitability Ratios		
Interest Rate Margin	4.17%	3.31%
Non-interest Income / Average Assets	0.60%	0.61%
Non-interest Expense / Average Assets	2.56%	2.57%
Efficiency Ratio	56%	65%
ROA	1.57%	0.83%
ROE	10.6%	8.6%
Reserves & Asset Quality		
LLR / Loans	1.23%	0.71%
NPL's / Loans	0.61%	0.35%
NPA's / Assets	0.42%	0.25%
LLR / NPA's	203%	140%
Other		
Insider Ownership	31.3%	17.0%
Institutional Ownership	2.5%	3.8%
Deposits / Branch ($MM)	$33	$28

* Median ratios for the Guideline Companies (LTM 9/30/2005)

Source: SNL Financial, LC as of 11/30/2005

HOWE BARNES

Financial Comparison to Guideline Companies

Company				**Trading Market**				**Pricing Multiples**					**Financial Ratios**				
State/Company	St	Symbol	Total Assets ($mil)	Clsg Price $	Exch	Avg Daily Vol. (000s)	Mkt. Cap. ($mil)	Price To Earnings Ratios LTM Rep	Price To Earnings Ratios LTM Core	Price/ Book %	Price/ Tang. Book %	Divid. Yield %	LTM ROAA %	LTM ROAE %	Effic. Ratio %	Tang. Capital %	NPAs/ Assets %
Guideline Companies as of 11/30/2005																	
Community Financial Corp.	VA	CFFC	408	23.25	O	1	49	12.4	12.8	148	148	1.9	1.04	12.9	62	8.1	0.12
First Capital Inc.	IN	FCAP	438	17.35	O	0	45	12.7	12.6	108	125	3.7	0.83	8.6	62	8.3	NA
First Independence Corp.	KS	FFSL	172	20.00	B	0	18	15.4	16.2	112	112	3.3	0.68	7.4	67	9.3	0.70
Home Building Bancorp	IN	HBBI	60	22.50	B	0	6	13.0	13.1	96	96	2.0	0.74	7.2	64	9.6	0.55
Laurel Capital Group Inc.	PA	LARL	309	20.85	O	1	42	20.2	20.4	148	168	3.8	0.66	7.4	65	8.1	0.25
Midland Capital Holdings Corp.	IL	MCPH	136	44.00	B	0	16	13.3	16.1	127	127	2.0	0.88	10.0	75	9.4	0.24
North Central Bancshares Inc.	IA	FFFD	484	38.70	O	1	59	11.8	10.9	134	151	3.0	1.10	12.1	58	8.1	0.32
Roebling Financial Corp.	NJ	RBLG	97	9.65	B	3	17	31.1	31.1	106	106	0.0	0.59	7.0	75	16.0	NA
Wells Financial Corp.	MN	WEFP	258	28.57	B	1	28	15.3	16.7	118	118	3.4	0.83	8.6	71	9.1	0.23
High		9	484			3	59	31.1	31.1	148	168	3.8	1.10	12.9	75	16.0	0.70
3rd Quartile		9	408			1	45	15.4	16.7	134	148	3.4	0.88	10.0	71	9.4	0.44
Median		9	258			1	28	13.3	16.1	118	125	3.0	0.83	8.6	65	9.1	0.25
1st Quartile		9	136			0	17	12.7	12.8	108	112	2.0	0.68	7.4	62	8.1	0.24
Low		9	60			0	6	11.8	10.9	96	96	0.0	0.59	7.0	58	8.1	0.12
United Tennessee Bankshares, Inc.	TN	UTBI	119										1.57	10.6	56	14.8	0.42

HOWE BARNES

Pricing Ratios for Guideline Companies
Source: SNL Financial, LC

Observations on Guideline Companies
➢
The Guideline Companies consist of 9 thrifts which are smaller than the average actively traded thrift but are more profitable
➢
The median pricing ratios for these Guideline Companies on a price to book value and price to earnings basis are lower than national medians

$26.00
$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
Price / LTM Rep. EPS
Price / LTM Core EPS
Price / Book
Price / Tangible Book

HOWE BARNES
Excellence applied

Valuation of UTBI Based on Guideline Companies(1)
(1) Pricing for UTBI implied by ratios of the 9 peers selected; Blue bars represent the inter-quartile range, medians boxed
$22.22
$22.21
$19.54
$19.96
3rd Quartile	15.4x	16.7x	134%	148%
Median	13.3x	16.1x	118%	125%
1st Quartile	12.7x	12.8x	108%	112%

UTBI[1]	Selected Pricing Ratios Low	High	Indicated Price Range	
Price/Book Value	$16.56	120%	140%	$19.87	$23.18
Price/Tangible BV	$15.97	120%	140%	$19.16	$22.36
Price/LTM Earnings	$1.67	12.0 x	15.0 x	$20.04	$25.05
Price/LTM Core Earnings	$1.38	13.0 x	16.0 x	$17.94	$22.08
Average				**$19.25**	**$23.17**

(1) For the twelve months ended or at September 30, 2005

HOWE BARNES INVESTMENTS INC. Excellence applied

Comparable Company Analysis
➢
In comparison to the typical publicly traded thrift, UTBI is smaller, more profitable and has a higher level of capital
➢
The nationwide peer groups and the Guideline Companies indicate that small and overcapitalized thrifts trade at below average price to book value ratios
➢
UTBI had a large securities gain in the last twelve months, so we focused more on core earnings when establishing our range of indicated value
➢
Based on a review of the trading data for thrifts with similar financial characteristics, HBI selected the following pricing ratios to apply to UTBI:
Range implied by trading market analysis - $19.25 - $23.25

Dividend Discount Analysis
➢
A range of fair value for a common stock can be determined based on the present value of the expected future dividends to be received
➢
UTBI provided HBI with financial projections through 12/31/09
➢
To determine the present value of future dividends beyond 12/31/09, assumptions were made regarding an appropriate terminal multiple

Projections for the Year Ending December 31,				
	2006	2007	2008	2009
Total Assets ($000s)	135,232	141,993	149,093	156,547
Growth (%)	*5%*	*5%*	*5%*	*5%*
Equity ($000s)	19,568	20,035	20,551	21,126
Net Income ($000s)	1,600	1,700	1,800	1,900
EPS	$1.38	$1.51	$1.65	$1.79
Book value per share	$17.37	$18.34	$19.39	$20.55
Dividends per share	$0.44	$0.48	$0.52	$0.56
ROA	1.21%	1.23%	1.24%	1.24%
ROE	8.3%	8.6%	8.9%	9.1%

HOWE BARNES

Financial Projections
➢
The management of UTBI provided HBI with the following financial projections:

Implied Value per Share[1]

		Terminal Multiple	
		13x	16x
Discount Rate	11.0%	$16.88	$20.42
	11.5%	$16.59	$20.07
	12.0%	$16.30	$19.72
	12.5%	$16.03	$19.38
	13.0%	$15.76	$19.05

HOWE BARNES INVESTMENTS INC. Excellence applied

Dividend Discount Analysis
➢
HBI discounted UTBI’s projected dividends for 2006 to 2009 to present value at discount rates between 11%
and 13%.
➢
HBI assumed that an appropriate terminal multiple for UTBI would be between 13x and 16x. HBI multiplied
UTBI’s 2009 estimated earnings per share by the selected terminal multiples and discounted this value using the same discount rate selected for dividends.
➢
The sum of these values was the implied present value per share.
              Range implied by dividend discount analysis  - $15.75 to $20.50
(1) Based on UTBI’s projections

Going Private Premium Study
➢
HBI selected 23 going private transactions announced in the last two years
➢
The analysis included only reverse stock splits and cash-out mergers
➢
The analysis included only bank and thrift transactions
➢
The analysis excluded transactions that could be deemed a change of control
➢
HBI analyzed the range of premiums paid over the trading price

Company	Ticker	Announce Date	Transaction Type	Assets ($000's)	Transaction Value	% of Shares(1)	Premium(2)
County Bank Corp	CYBK	10/07/05	Reverse Stock Split	255,611	$2,902,680	4.7%	2.4%
First Citizens Bancorporation, Inc.	FCBN	09/13/05	Cash Out Merger	4,991,346	$21,751,590	NA	22.5%
FirstFed Bancorp, Inc.	FFDB	09/09/05	Cash Out Merger	205,292	$14,300,000	NA	21.8%
Illini Corporation	ILIN	08/23/05	Cash Out Merger	253,463	$1,848,785	NA	3.8%
Iowa First Bancshares Corp.	IFST	07/22/05	Cash Out Merger	376,429	$2,478,132	4.7%	10.9%
Cherokee Banking Company	CHKJ	07/01/05	Cash Out Merger	164,843	$3,398,664	15.4%	14.5%
FC Banc Corp.	FCBQ	06/24/05	Cash Out Merger	162,234	$1,881,152	NA	2.2%
Guaranty Bancshares, Inc.	GNTY	06/07/05	Cash Out Merger	564,295	$1,481,976	2.2%	24.0%
Home Loan Financial Corporation	HLFC	05/18/05	Reverse Stock Split	160,342	$1,754,164	5.0%	30.5%
Community Investors Bancorp Inc.	CIBI	05/17/05	Reverse Stock Split	122,762	$602,280	3.8%	13.2%
Northeast Indiana Bancorp, Inc.	NIDB	03/16/05	Reverse Stock Split	232,611	$331,867	1.0%	17.5%
ASB Financial Corp.	ASBP	3/3/2005	Reverse Stock Split	172,961	$1,985,659	5.0%	11.4%
First Manitowoc Bancorp, Inc.	FWBW	02/25/05	Cash Out Merger	606,753	$1,844,700	1.4%	27.9%
Benchmark Bankshares, Inc.	BMBN	12/23/04	Reverse Stock Split	284,623	$11,796,169	20.9%	11.8%
KS Bancorp, Inc.	KSBI	12/22/04	Reverse Stock Split	223,208	$1,418,040	4.9%	23.1%
Commercial National Financial Corp.	CEFC	11/18/04	Cash Out Merger	243,859	$8,750,000	17.1%	13.6%
Fidelity Federal Bancorp	FDLB	11/11/04	Reverse Stock Split	201,842	$2,000,000	10.0%	6.3%
Blackhawk Bancorp, Inc.	BHWB	10/22/04	Reverse Stock Split	415,911	$995,566	2.6%	27.1%
Sturgis Bancorp, Inc.	STBI	09/29/04	Cash Out Merger	312,431	$588,832	1.3%	18.1%
Southern Michigan Bancorp Inc.	SOMC	09/03/04	Cash Out Merger	310,815	$1,213,215	5.1%	20.3%
First Banking Center, Inc.	FBCI	08/20/04	Reverse Stock Split	565,408	$21,660,000	24.2%	17.6%
Hemlock Federal Financial Corp.	HMLK	06/01/04	Reverse Stock Split	312,468	$232,000	0.8%	2.1%
Coddle Creek Financial Corp.	CDLX	03/30/04	Reverse Stock Split	137,652	$500,000	2.0%	4.1%
High	23			4,991,346	$21,751,590	24.2%	30.5%
3rd Quartile	23			344,449	$3,150,672	7.6%	22.2%
Median	23			253,463	$1,848,785	4.7%	14.5%
1st Quartile	23			187,402	$1,104,391	2.1%	8.6%
Low	23			122,762	$232,000	0.8%	2.1%

(1) Percent of outstanding shares estimated to be cashed out in the transaction; NA = not available
(2) Premium of cash out price to closing price the day prior to announcement of the transaction

HOWE BARNES INVESTMENTS INC. Excellence applied

Selected Transactions
Sources: SNL Financial, LC and SEC filings

Price	Premium			
		5.0%	10.0%	15.0%	20.0%
Last trade[1]	$18.26	$19.17	$20.09	$21.00	$21.91
Last 5 trades[1]	$18.53	$19.46	$20.39	$21.31	$22.24
Last 10 trades[1]	$18.90	$19.84	$20.79	$21.73	$22.68
Last 20 trades[1]	$19.01	$19.96	$20.92	$21.87	$22.82
Last year[1]	$18.59	$19.51	$20.44	$21.37	$22.30
Average	$18.66	$19.59	$20.52	$21.46	$22.39

HOWE BARNES INVESTMENTS INC. Excellence applied

Premium Analysis
➢
Based on a review of these 23 transactions, HBI concluded that a reasonable premium to be paid was between 5% and 20%.
Range implied by trading market analysis - $19.25 - $22.75
(1) Weighted average prior to the announcement of the going private transaction

Price range indicated by	Low	High
Guideline company analysis	**$19.25**	**$23.25**
Dividend discount analysis	**$15.75**	**$20.50**
Premium to market analysis	**$19.25**	**$22.75**
Final range of fair value selected	**$19.00**	**$23.00**

HOWE BARNES INVESTMENTS INC. Excellence applied

Reconciliation of Valuation Methodologies

Price Per Share	Price/ Book Value	Price/ Tangible Book	Price/ LTM EPS	Price/ Core EPS	Premium/ Market Price(1)
$22.00	133%	138%	13.2x	16.0x	16.4%

HOWE BARNES INVESTMENTS INC
Excellence applied

Pricing Ratios
(1)
Based on weighted average for the last 10  trades prior to the announcement of UTBI’s going private transaction
(2)
Based on book value and earnings per share for UTBI at or for the twelve months ended September 30, 2005
➢
HBI concludes that the $22.00 per share price selected by UTBI’s board is fair from a financial point of view

2. Pro Forma Analysis

Shareholders	Number of Shareholders	Number of Shares	Percent Outstanding Shares
CEDE & Co.[1]	37	464,837	42.3%
Richard Harwood	1	44,522	4.1%
Other Shareholders Owning >= 1%	17	253,450	23.1%
Owning 10,000 - 10,977 shares	1	10,000	0.9%
Owning 5,001 - 9,999 shares	7	49,713	4.5%
Owning 2,500 - 5,000 shares	32	113,751	10.4%
Owning 2,000 - 2,499 shares	14	28,526	2.6%
Owning 1,500 - 1,999 shares	12	18,822	1.7%
Owning 1,000 - 1,499 shares	40	40,810	3.7%
Owning 500 - 999 shares	62	34,218	3.1%
Owning 100 - 499 shares	202	34,387	3.1%
Owning 0 - 99 shares	120	4,622	0.4%
Total	545	1,097,658	100.0%

HOWE BARNES INVESTMENTS INC

Registered Shareholder List Analysis
(1) Number of shareholders represented by CEDE is estimated from the number of brokers on the NOBO List.
This analysis is based on the registered shareholder list provided by the Company for the record date 9/30/2005.

As of 9/30/2005	Pro Forma 1:2,500 Cash-out merger at $22.00
Shareholders	547	96
Shares purchased[1]	259,700	259,700
Cost ($000s)[2]		5,813
Shares outstanding	1,097,658	837,958
Assets ($000's)	119,344	113,531
Equity ($000's)[2]	18,182	12,369
Tangible equity / tangible assets	14.77%	10.38%
Change in net income[3]		(124)
2006E net income ($000's)[3]	1,600	1,476
2006E EPS[3]	$1.38	$1.64
2006E ROA[3]	1.21%	1.17%
2006E ROE[3]	8.26%	10.89%
Tangible book value per share	$15.97	$13.98

(1) Source: United Tennessee
(2) Includes transaction costs of $100,000.
(3) Reflects $100,000 of annual cost savings and an opportunity cost of 5% on the funds used in the purchase of shares.

HOWE BARNES

Pro Forma 1:2,500 Cash Out Merger Analysis

These materials are for discussion purposes only.  They should not be construed as an offer or solicitation with respect to the purchase or sale of any security or to enter into any particular transaction and may not be relied on in evaluating the merits of investing in any security or entering into any transaction.
The information contained herein and any supplemental information or other documents provided in connection herewith are submitted to you on a strictly confidential basis, should be kept confidential and should not be used other than in connection with your evaluation of a proposed structure or transaction.  By accepting a copy of this presentation, the recipient agrees that neither it nor any of its employees or advisors shall use the information for any purpose other than evaluating a proposed structure or transaction or divulge the information to any other party.  The information contained herein shall not be photocopied, reproduced or distributed to others, in whole or in part, without the prior written consent of Howe Barnes Investments, Inc.